UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  --------------------------------------------

                                  SCHEDULE 13D
                                (Amendment No. 1)
                    Under the Securities Exchange Act of 1934

                          DURA AUTOMOTIVE SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   26632V 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Andrew B. Mitchell
                        CEO and Chief Investment Officer
                                 Pacificor, LLC
                           740 State Street, Suite 202
                             Santa Barbara, CA 93101


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26632V 10 2

1. Name of Reporting Person:

                    Pacificor, LLC

2. Check The Appropriate Box If A Member of Group (See Instructions):

                    (a) [ ]
                    (b) [ ]

3. SEC Use Only:

4. Source of Funds:

                    OO

5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

                    Delaware

                    7.       Sole Voting Power:
 Number of Shares                     0
   Beneficially
  Owned By Each     8.       Shared Voting Power:
 Reporting Person                     2,262,724
      With:
                    9.       Sole Dispositive Power:
                                      0

                    10.      Shared Dispositive Power:
                                      2,262,724

11. Aggregate Amount Beneficially Owned By Each Reporting Person:

                    2,262,724

12. Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent Of Class Represented By Amount In Row (11):

                    31.3%*

14. Type of Reporting Person

                    IA

* This figure is based on 7,234,060 shares of common stock, par value $0.01 per share (the "Common Stock"), of Dura Automotive Systems, Inc. (the "Issuer") issued and outstanding as reported in the Issuer's Form 8-K filed on June 27, 2008. As more fully described in Items 5 and 6 hereof, Pacificor, LLC is also deemed to be the beneficial owner of 907,017 shares of Series A Redeemable Voting Manditorily Convertible Preferred Stock (the "Convertible Preferred Stock") of the Issuer. The Convertible Preferred Stock, which votes with the Common Stock (on an as converted basis), and the Common Stock beneficially owned by Pacificor, LLC constitutes 37.9% of the voting power of the Issuer in the aggregate. Item 6 hereof contains additional information on the voting and conversion rights of the Convertible Preferred Stock.

CUSIP No. 26632V 10 2

1. Name of Reporting Person:

                    Pacificor Fund LP

2. Check The Appropriate Box If A Member of Group (See Instructions):

                    (a) [ ]
                    (b) [ ]

3. SEC Use Only:

4. Source of Funds:

                    OO

5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

                    Delaware

                    7.       Sole Voting Power:
 Number of Shares                     0
   Beneficially
  Owned By Each     8.       Shared Voting Power:
 Reporting Person                     401,328
      With:
                    9.       Sole Dispositive Power:
                                      0

                    10.      Shared Dispositive Power:
                                      401,328

11. Aggregate Amount Beneficially Owned By Each Reporting Person:

                    401,328

12. Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent Of Class Represented By Amount In Row (11):

                    5.5%*

14. Type of Reporting Person

                    PN

* This figure is based on 7,234,060 shares of Common Stock of the Issuer issued and outstanding as reported in the Issuer's Form 8-K filed on June 27, 2008. As more fully described in Items 5 and 6 hereof, Pacificor Fund LP is also the direct owner of 164,186 shares of the Convertible Preferred Stock of the Issuer. The Convertible Preferred Stock, which votes with the Common Stock (on an as converted basis), and the Common Stock beneficially owned by Pacificor, LLC constitutes 6.8% of the voting power of the Issuer in the aggregate. Item 6 hereof contains additional information on the voting and conversion rights of the Convertible Preferred Stock.

CUSIP No. 26632V 10 2

1. Name of Reporting Person:

                    Pacificor Fund II LP

2. Check The Appropriate Box If A Member of Group (See Instructions):

                    (a) [ ]
                    (b) [ ]

3. SEC Use Only:

4. Source of Funds:

                    OO

5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

                    Delaware
                    7.       Sole Voting Power:
 Number of Shares                     0
   Beneficially
  Owned By Each     8.       Shared Voting Power:
 Reporting Person                     357,724
      With:
                    9. Sole Dispositive Power:
                                      0

                    10. Shared Dispositive Power:
                                      357,724
11. Aggregate Amount Beneficially Owned By Each Reporting Person:

                    357,724

12. Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent Of Class Represented By Amount In Row (11):

                    4.9%*

14.        Type of Reporting Person

                    PN

* This figure is based on 7,234,060 shares of Common Stock of the Issuer issued and outstanding as reported in the Issuer's Form 8-K filed on June 27, 2008. As more fully described in Items 5 and 6 hereof, Pacificor Fund II LP is also the direct owner of 115,474 shares of Convertible Preferred Stock of the Issuer. The Convertible Preferred Stock, which votes with the Common Stock (on an as converted basis), and the Common Stock, each owned directly by Pacificor Fund II LP, constitutes 4.9% of the voting power of the Issuer in the aggregate. Item 6 hereof contains additional information on the voting and conversion rights of the Convertible Preferred Stock.

CUSIP No. 26632V 10 2

1. Name of Reporting Person:

                    Pacificor Offshore Fund Ltd.

2. Check The Appropriate Box If A Member of Group (See Instructions):

                    (a) [ ]
                    (b) [ ]

3. SEC Use Only:

4. Source of Funds:

                    OO

5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

                    Delaware

                    7.       Sole Voting Power:
 Number of Shares                     0
   Beneficially
  Owned By Each     8.       Shared Voting Power:
 Reporting Person                     410,027
      With:
                    9.       Sole Dispositive Power:
                                      0

                    10.      Shared Dispositive Power:
                                      410,027

11. Aggregate Amount Beneficially Owned By Each Reporting Person:

                    410,027

12. Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent Of Class Represented By Amount In Row (11):

                    5.7%*

14. Type of Reporting Person

                    CO

* This figure is based on 7,234,060 shares of Common Stock of the Issuer issued and outstanding as reported in the Issuer's Form 8-K filed on June 27, 2008. As more fully described in Items 5 and 6 hereof, Pacificor Offshore Fund Ltd. is also the direct owner of 131,796 shares of Convertible Preferred Stock of the Issuer. The Convertible Preferred Stock, which votes with the Common Stock (on an as converted basis), and the Common Stock, each owned directly by Pacificor Offshore Fund Ltd., constitutes 5.6% of the voting power of the Issuer in the aggregate. Item 6 hereof contains additional information on the voting and conversion rights of the Convertible Preferred Stock.

CUSIP No. 26632V 10 2

1. Name of Reporting Person:

                    Andrew B. Mitchell

2. Check The Appropriate Box If A Member of Group (See Instructions):

                    (a) [ ]
                    (b) [ ]

3. SEC Use Only:

4. Source of Funds:

                    OO

5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

                    United States

                    7.       Sole Voting Power:
 Number of Shares                     0
   Beneficially
  Owned By Each     8.       Shared Voting Power:
 Reporting Person                     2,262,724
      With:
                    9.       Sole Dispositive Power:
                                      0

                    10.      Shared Dispositive Power:
                                      2,262,724

11. Aggregate Amount Beneficially Owned By Each Reporting Person:

                    2,262,724

12. Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent Of Class Represented By Amount In Row (11):

                    31.3%*

14. Type of Reporting Person

                    IN

* This figure is based on 7,234,060 shares of Common Stock of the Issuer issued and outstanding as reported in the Issuer's Form 8-K filed on June 27, 2008. As more fully described in Items 5 and 6 hereof, Andrew B. Mitchell is also deemed to be the beneficial owner of 907,017 shares of Convertible Preferred Stock of the Issuer. The Convertible Preferred Stock, which votes with the Common Stock (on an as converted basis), and the Common Stock beneficially owned by Andrew B. Mitchell constitutes 37.9% of the voting power of the Issuer in the aggregate.
Item 6 hereof contains additional information on the voting and conversion rights of the Convertible Preferred Stock.

CUSIP No. 26632V 10 2

1. Name of Reporting Person:

                    Michael Klein Administrative Trust

2. Check The Appropriate Box If A Member of Group (See Instructions):

                    (a) [ ]
                    (b) [ ]

3. SEC Use Only:

4. Source of Funds:

                    OO
5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

                    United States

                    7.       Sole Voting Power:
 Number of Shares                     0
   Beneficially
  Owned By Each     8.       Shared Voting Power:
 Reporting Person                     0
      With:
                    9.       Sole Dispositive Power:
                                      0

                    10.      Shared Dispositive Power:
                                      0

11. Aggregate Amount Beneficially Owned By Each Reporting Person:

                    0

12. Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent Of Class Represented By Amount In Row (11):

                    0.0%

14. Type of Reporting Person

                    OO

CUSIP No. 26632V 10 2

1. Name of Reporting Person:

                    Pacificor Insurance Fund LP

2. Check The Appropriate Box If A Member of Group (See Instructions):

                    (a) [ ]
                    (b) [ ]

3. SEC Use Only:

4. Source of Funds:

                    OO

5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

                    Delaware

                    7.       Sole Voting Power:
 Number of Shares                     0
   Beneficially
  Owned By Each     8.       Shared Voting Power:
 Reporting Person                     0
      With:
                    9.       Sole Dispositive Power:
                                      0

                    10.      Shared Dispositive Power:
                                      0

11. Aggregate Amount Beneficially Owned By Each Reporting Person:

                    0

12. Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent Of Class Represented By Amount In Row (11):

                    0%*

14. Type of Reporting Person

                    PN

* As more fully described in Items 5 and 6 hereof, Pacificor Insurance Fund LP is the direct owner of 48,023 shares of Convertible Preferred Stock of the Issuer. The Convertible Preferred Stock, which votes with the common stock of the Issuer (on an as converted basis), constitutes 1.9% of the voting power of the Issuer in the aggregate. Item 6 hereof contains additional information on the voting and conversion rights of the Convertible Preferred Stock.

         This Amendment No. 1 amends the cover pages and the following items of the statement on Schedule 13D filed on July 8, 2008 (the "Schedule 13D"), by Pacificor, LLC and certain affiliates relating to the common stock of Dura Automotive Systems, Inc., as a result of the designation of Andrew B. Mitchell as the Managing Member of Pacificor, LLC, replacing the Michael Klein Administrative Trust, in connection with Mr. Mitchell's purchase of 51% of the membership interest in Pacificor, LLC from the Michael Klein Administrative Trust on December 31, 2008 (the "Management Buyout"). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the
Schedule 13D.

         Item 2. Identity and Background.

         Item 2 is hereby amended and restated as follows:

         This Schedule 13D is being filed jointly on behalf of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

         (i) Pacificor, LLC, a Delaware limited liability company ("Pacificor"),
(ii) Pacificor Insurance Fund LP, a Delaware limited partnership ("Pacificor Insurance"), (iii) Pacificor Fund LP, a Delaware limited partnership ("Pacificor Fund"), (iv) Pacificor Fund II LP, a Delaware limited partnership ("Pacificor Fund II"), (v) Pacificor Offshore Fund Ltd., a Cayman corporation ("Pacificor Offshore"), (vi) Andrew B. Mitchell, a citizen of the United States and (vii) the Michael Klein Administrative Trust, a trust formed under the laws of California (the "Klein Trust").

         The address of the principal office of each of Pacificor, Pacificor Insurance, Pacificor Fund, Pacificor Fund II, Andrew B. Mitchell and the Klein Trust is 740 State Street, Suite 202, Santa Barbara, California, 93101. The address of the principal office of Pacificor Offshore is Pacificor Offshore Fund Ltd., c/o Appleby Trust (Cayman) Limited, Clifton House, P.O. Box 1350 GT, 75 Fort Street, Grand Cayman, Cayman Islands.

         Pacificor is principally engaged in the business of investing in securities in the capacity of an investment advisor and in serving as the sole general partner and/or investment manager of certain related entities, including Pacificor Insurance, Pacificor Fund, Pacificor Fund II and Pacificor Offshore.

         The principal business of each of Pacificor Insurance, Pacificor Fund, Pacificor Fund II and Pacificor Offshore is investing in securities.

         The principal occupation of Andrew B. Mitchell is serving as the Managing Member, CEO and Chief Investment Officer of Pacificor. Mr. Mitchell is also a director of the Issuer.

         The principal business of the Klein Trust is managing the affairs of Michael Klein.

         Attached as Appendix A to Item 2 is information concerning the executive officers of Pacificor, the directors of Pacificor Offshore and the trustee of the Klein Trust, as required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

         During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons' knowledge, none of the persons listed on Appendix A to Item 2 attached hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 5. Interest in Securities of the Issuer.

         As a result of the designation of Andrew B. Mitchell as the Managing Member of Pacificor, replacing the Klein Trust, in connection with the Management Buyout, Item 5 is hereby amended and restated as follows:

         Pacificor serves as the sole general partner of Pacificor Insurance, Pacificor Fund, and Pacificor Fund II and as the investment manager of Pacificor Insurance, Pacificor Fund, Pacificor Fund II and Pacificor Offshore. Andrew B. Mitchell is the Managing Member, CEO and Chief Investment Officer of Pacificor.

         (a)-(b) The responses of the Reporting Persons to Rows (7) through (13) of the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 hereof are incorporated herein by reference.

         The responses of each of Pacificor Insurance, Pacificor Fund, Pacificor Fund II and Pacificor Offshore (each, a "Pacificor Entity" and collectively, the "Pacificor Entities") to Rows (7) through (13) of the cover page of this
Schedule 13D include the shares of Common Stock held directly by the applicable Pacificor Entity. The responses of Pacificor and Andrew B. Mitchell to Rows (7) through (13) of the cover page of this Schedule 13D include the shares of Common Stock held directly by the Pacificor Entities, as well as 1,093,645 shares of Common Stock held in discretionary accounts of third parties which are managed by Pacificor (the "Managed Accounts"), as more fully described in Item 5(d) hereto. As of the date hereof, each of Pacificor and Andrew B. Mitchell may be deemed to be the beneficial owner of an aggregate of 2,262,724 shares of Common Stock of the Issuer due to his position as a control person or, with respect to Pacificor, investment advisor, in each case, with voting and dispository power over the shares of Common Stock held by the Pacificor Entities or in the Managed Accounts. Such shares of Common Stock constitute approximately 31.28% of the issued and outstanding shares of Common Stock of the Issuer as reported in the Issuer's Form 8-K filed on June 27, 2008.

         As of the date hereof, as a result of the consummation of the transactions contemplated by the Plan of Reorganization, Pacificor Fund owns 401,328 shares of Common Stock of the Issuer directly, representing 5.5% of the issued and outstanding shares of Common Stock of the Issuer as reported in the Issuer's Form 8-K filed on June 27, 2008.

         As of the date hereof, as a result of the consummation of the transactions contemplated by the Plan of Reorganization, Pacificor Fund II owns 357,724 shares of Common Stock of the Issuer directly, representing 4.9% of the issued and outstanding shares of Common Stock of the Issuer as reported in the Issuer's Form 8-K filed on June 27, 2008.

         As of the date hereof, as a result of the consummation of the transactions contemplated by the Plan of Reorganization, Pacificor Offshore owns 410,027 shares of Common Stock of the Issuer directly, representing 5.7% of the issued and outstanding shares of Common Stock of the Issuer as reported in the Issuer's Form 8-K filed on June 27, 2008.

         As of the date hereof, as a result of the consummation of the transactions contemplated by the Plan of Reorganization, Pacificor holds voting and dispository power over 1,093,645 shares of Common Stock of the Issuer held in the Managed Accounts, representing 15.1% of the issued and outstanding shares of Common Stock of the Issuer as reported in the Issuer's Form 8-K filed on June 27, 2008. Except as set forth in Item 5(d) hereof, none of the persons on whose behalf Pacificor manages the Managed Accounts holds more than a 5% interest in the Common Stock of the Issuer. As set forth above, Pacificor holds voting and dispository power over the shares of Common Stock held by the Pacificor Entities and in the Managed Accounts and may be deemed to be the beneficial owner of 2,262,724 shares of Common Stock in the aggregate.

         Andrew B. Mitchell, through his affiliation with Pacificor, may be deemed to be the beneficial owner of 2,262,724 shares of the Common Stock of the Issuer directly held by all of the Pacificor Entities, including the shares of Common Stock held in the Managed Accounts.

         As a result of the Management Buyout and the designation of Andrew B. Mitchell as Managing Member of Pacificor, the Klein Trust is no longer deemed to be the beneficial owner of any shares of Common Stock held by Pacificor and its affiliates.

         As set forth in Item 6 hereof, the Reporting Persons beneficially own, in the aggregate, 907,017 shares of Series A Redeemable Voting Manditorily Convertible Preferred Stock (the "Convertible Preferred Stock") of the Issuer, of which 48,023 shares are held by Pacificor Insurance, 164,186 shares are held by Pacificor Fund, 115,474 shares are held by Pacificor Fund II, 131,796 shares are held by Pacificor Offshore and 447,538 shares are held in the Managed Accounts. As of the date hereof, each of Pacificor and Andrew B. Mitchell may be deemed to be the beneficial owner of an aggregate of 907,017 shares of Convertible Preferred Stock due to his position as control person or, with respect to Pacificor, investment advisor, in each case, with voting and dispository power over the shares of Convertible Preferred Stock held by the Pacificor Entities or in the Managed Accounts. Such shares of Convertible Preferred Stock, which votes with the Common Stock (on an as converted basis), and the Common Stock beneficially owned by the Reporting Persons constitute, in the aggregate, 37.9% of the voting power of the Issuer. As a result of the Management Buyout and the designation of Andrew B. Mitchell as Managing Member of Pacificor, the Klein Trust is no longer deemed to be the beneficial owner of any shares of Convertible Preferred Stock held by Pacificor and its affiliates.
Item 6 hereof contains additional information on the voting and conversion rights of the Convertible Preferred Stock.

         (c) On December 31, 2008, Andrew B. Mitchell was designated as the Managing Member of Pacificor, replacing the Klein Trust, in connection with the Management Buyout. As a result of this transaction, Andrew B. Mitchell may be deemed to have acquired beneficial ownership of 2,262,724 shares of the Issuer's Common Stock and 907,017 shares of the Issuer's Convertible Preferred Stock directly held by all of the Pacificor Entities, including the shares of Common Stock held in the Managed Accounts, and the Klein Trust may be deemed to have relinquished beneficial ownership of such shares.

         (d) Pacificor has the sole power, subject to termination rights, to dispose of or direct the disposition of the shares of Common Stock of the Issuer held in the Managed Accounts pursuant to written investment advisory agreements established between the Managed Accounts and Pacificor. Pacificor also has the sole power, subject to termination rights, to vote or direct the vote of such shares of Common Stock. The written investment advisory agreements are in most cases terminable, without penalty, by the Managed Account upon 90 days notice to Pacificor. Each of the Coca Cola Company Retirement Plan and Permal High Yield Value is a Managed Account that individually holds 5% or more of the Common Stock of the Issuer by reason of the consummation of the transactions contemplated by the Plan of Reorganization.

         (e) Not applicable.

         Item 7. Material to be Filed as Exhibits.

         Exhibit 1. Joint Filing Statement, dated January 5, 2009, among the Reporting Persons, relating to the filing of a joint statement on Schedule 13D.

         Exhibit 2. Form of Pacificor, LLC Investment Advisory Agreement (incorporated by reference to Exhibit 2 of the Reporting Persons' Statement on Schedule 13D filed on July 8, 2008).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: January 5, 2009



                           Pacificor, LLC

                           By: /s/ Andrew B. Mitchell
                               ------------------------------------------
                           Name: Andrew B. Mitchell
                           Title:  CEO and Chief Investment Officer


                           Pacificor Insurance Fund

                           By: Pacificor LLC, its general partner

                           By: /s/ Andrew B. Mitchell
                               ------------------------------------------
                               Name: Andrew B. Mitchell
                               Title:  CEO and Chief Investment Officer


                           Pacificor Fund LP

                           By: Pacificor LLC, its general partner

                           By: /s/ Andrew B. Mitchell
                               ------------------------------------------
                               Name: Andrew B. Mitchell
                               Title:  CEO and Chief Investment Officer


                           Pacificor Fund II LP

                           By: Pacificor LLC, its general partner

                           By: /s/ Andrew B. Mitchell
                               ------------------------------------------
                               Name: Andrew B. Mitchell
                               Title:  CEO and Chief Investment Officer

                           Pacificor Offshore Fund Ltd.

                           By: Pacificor LLC, its attorney-in-fact

                           By: /s/ Andrew B. Mitchell
                               ------------------------------------------
                               Name: Andrew B. Mitchell
                               Title:  CEO and Chief Investment Officer


                           Michael Klein Administrative Trust

                           By: /s/ Robert Klein
                               ------------------------------------------
                               Name:   Robert Klein
                               Title:  Trustee


                           Andrew B. Mitchell

                           By: /s/ Andrew B. Mitchell
                               ------------------------------------------
                               Name: Andrew B. Mitchell

                              APPENDIX A TO ITEM 2

       INFORMATION CONCERNING OFFICERS, DIRECTORS AND TRUSTEES OF CERTAIN
                                REPORTING PERSONS

The following table includes: (i) the names of the executive officers of Pacificor, the directors of Pacificor Offshore and the trustee of the Klein Trust (each a "Disclosed Party"), (ii) the titles and principal occupations of each Disclosed Party, (iii) the name, principal business and address of the entity in which such employment is conducted and (iv) the citizenship of each Disclosed Party.

--------------------------------------------------------------------------------------------------------
Name of Disclosed Party     Title and Present Principal       Residence or Business     Citizenship of
                           Occupation of Disclosed Party      Address of Disclosed     Disclosed Party
                                                                      Party
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
 Andrew Bryce Mitchell      Chief Executive Officer and          740 State Street            USA
                            Chief Investment Officer of             Suite 202
                                   Pacificor;               Santa Barbara, California
                           Director of Pacificor Offshore             93101
--------------------------------------------------------------------------------------------------------
       David Bree          Director of Pacificor Offshore           dms House                USA
                                                                20 Genesis Close
                                                                  PO Box 31910
                                                                    KY1-1208
                                                                  Grand Cayman,
                                                                 Cayman Islands
--------------------------------------------------------------------------------------------------------
     Aldo Ghislepta        Director of Pacificor Offshore           dms House             Switzerland
                                                                20 Genesis Close
                                                                  PO Box 31910
                                                                    KY1-1208
                                                                  Grand Cayman,
                                                                 Cayman Islands
--------------------------------------------------------------------------------------------------------
     Robert Klein           Trustee of the Klein Trust        2910 Holly Road                USA
                                                            Santa Barbara, California
                                                                      93105
--------------------------------------------------------------------------------------------------------

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

This Joint Filing Agreement (this "Agreement") is entered into by and among Pacificor, LLC, Pacificor Insurance Fund, Pacificor Offshore Fund Ltd, Pacificor Fund LP, Pacificor Fund II LP, the Michael Klein Administrative Trust and Andrew
B. Mitchell (each a "Reporting Person" and collectively, the "Reporting Persons"). Each Reporting Person hereby agrees that the Schedule 13D to which this Agreement is attached as an exhibit, which is to be filed with the Securities and Exchange Commission, is to be filed on behalf of each such Reporting Person.

This Agreement may be executed in multiple counterparts, each of which shall constitute an original.

IN WITNESS HEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be executed on its behalf this 5th day of January, 2009.



                               Pacificor, LLC

                               By: /s/ Andrew B. Mitchell
                                   -------------------------------------------
                                   Name: Andrew B. Mitchell
                                   Title:  CEO and Chief Investment Officer


                               Pacificor Insurance Fund

                               By: Pacificor LLC, its general partner

                               By: /s/ Andrew B. Mitchell
                                   -------------------------------------------
                                   Name: Andrew B. Mitchell
                                   Title:  CEO and Chief Investment Officer


                               Pacificor Fund LP

                               By: Pacificor LLC, its general partner

                               By: /s/ Andrew B. Mitchell
                                   -------------------------------------------
                                   Name: Andrew B. Mitchell
                                   Title:  CEO and Chief Investment Officer

                               Pacificor Fund II LP

                               By: Pacificor LLC, its general partner

                               By: /s/ Andrew B. Mitchell
                                   -------------------------------------------
                                   Name: Andrew B. Mitchell
                                   Title:  CEO and Chief Investment Officer


                               Pacificor Offshore Fund Ltd.

                               By: Pacificor LLC, its attorney-in-fact

                               By: /s/ Andrew B. Mitchell
                                   -------------------------------------------
                                   Name: Andrew B. Mitchell
                                   Title:  CEO and Chief Investment Officer


                               Michael Klein Administrative Trust

                               By:  /s/ Robert Klein
                                    ------------------------------------------
                                    Name:   Robert Klein
                                    Title:  Trustee


                               Andrew B. Mitchell

                               By: /s/ Andrew B. Mitchell
                                   --------------------------------------
                                   Name: Andrew B. Mitchell








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